                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of                     March               , 1999
                   ________________________________________

 Frontline Ltd. (formerly London & Overseas Freighters Limited)
_______________________________________________________________
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
_______________________________________________________________
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRELIMINARY RESULTS FOR 1998

Frontline's Board met for a Board Meeting in Hamilton Bermuda on
March 8, 1999. In the meeting the Board of Directors reviewed and approved the Company's preliminary results for 1998.

The Board is pleased to announce the best results ever achieved by the Company. The result is positively influenced by the increase of the fleet with an additional five units, two of which were subject to sale and leaseback arrangements in the fourth quarter of 1998. The fourth quarter produced a net loss due to significantly lower TCE rates than in the previous quarters. In 1998 the competitive cost profile of the Company has been improved, while the overall financing cost has increased as a function of increased borrowing related to the new vessels.

ANNUAL AND FOURTH QUARTER RESULTS

Net income for the year ended December 31, 1998 increased 55% from $17.4 million in 1997 to $27.0 million. Earnings per share for the year were $0.59 (1997 - $0.48) and the weighted average number of shares outstanding was 46,106,731 (1997 - 36,188,509).

For 1998, earnings before interest, tax, depreciation and amortisation, including earnings from associated companies were $126.9 million, compared with $116.8 million for the comparable period. This result reflects the contribution of the expanded fleet and reduced administrative expenses, offset by lower trading results in all sectors in which Frontline operates and a loss on the sale of the two VLCCs to German KGs. The average daily TCEs earned by the VLCCs, Suezmax tankers, and OBO carriers were $31,800, $22,400 and $21,800 compared with $32,700, $24,800 and $25,500 for 1997. The total days technical offhire, including drydockings, were 135 compared with 122 in 1997.

Average daily operating costs have continued to decrease across the fleet in the fourth quarter as further benefits of the cost reduction program are realised. The average daily operating costs of the VLCCs, Suezmax tankers, and OBOs, including dry-docking and insurance costs, were $7,600, $6,400 and $6,700 compared with $6,700, $7,500 and $7,000 for 1997. The reduction for the Suezmaxes and OBOs reflects the successful implementation of new shipmanagement systems. Depreciation has decreased for the year due to the change in the depreciation schedule for the fleet from 20 to 25 years in the fourth quarter of 1997.

If the majority holding position in ICB Shipping AB ("ICB") had been consolidated into Frontline's accounts on an equity accounting basis, it would have increased EBITDA to approximately
$165 million.

Net other expenses for 1998 were $48.2 million (1997 - $42.6 million). This increase reflects the increased average level of debt, offset by a dividend received from ICB in the second quarter of 1998.

The Board is disappointed to report a loss of $5.2 million for the fourth quarter of 1998, compared with a net income of $9.2 million for the comparable period in 1997. Earnings per share for the quarter were $(0.11), (1997 - $0.20). The weighted average number of shares outstanding for the quarter and at December 31, 1998 was 46,106,860 (as at December 31, 1997 -
46,105,860 and for the quarter then ended - 45,608,086).

Earnings before interest, tax, depreciation, and amortisation for the quarter, including earnings from associated companies were $22.7 million, compared with $37.6 million for the comparable period. This decline reflects strong TCE earnings across the fleet in the fourth quarter of 1997 compared with the weak results in the comparable 1998 period. The average daily TCEs earned by the VLCCs, Suezmax tankers, and OBO carriers were $27,100, $17,800 and $17,700, respectively, compared with $42,500, $26,000 and $24,600 in the fourth quarter of 1997. The reduction in EBITDA also reflects the loss on the sale of two VLCCs, which were subject to sale and leaseback transactions in December 1998. In addition, the fourth quarter of 1998 suffered due to the drydockings of two vessels, with a total of approximately 29 days offhire. The TCE results from the Suezmaxes are negatively influenced by the positioning for the drydocking.

Net other expenses for the quarter were $13.9 million (1997 - $15.1 million). This decrease reflects higher average debt balances, offset by lower interest rates, a reduction in higher margin debt and the effect of interest capitalisation on the newbuildings.

In the second quarter of 1998, Frontline consolidated the results of Independent Tankers Corporation ("ITC") following its acquisition on May 12, 1998. As previously disclosed, Frontline subsequently sold this investment to Hemen Holding Limited ("Hemen"). The acquisition and subsequent sale of ITC are treated as occurring on the same date for accounting purposes and therefore the results of ITC are not consolidated for any period in Frontline's financial statements, as a result of a common control relationship between Frontline and Hemen. This adjustment to previously reported results has had no significant impact on the net income of Frontline.

THE MARKET

The world's consumption of oil for 1998 is estimated to be approximately 74 MBPD, which includes growth of approximately 0.5%. The consumption in Asia was reduced by 2%, mainly through a negative development in Korea and Japan, while Western consumption is still influenced by strong economic growth.

The downward trend in VLCC rates experienced from August 1998 continued in the fourth quarter as the effects of the Asian crisis, an oversupply of available ships in the Arabian Gulf and the negative effects of the OPEC production cut persisted in the market. During 1998 we have seen a continued trend towards more flexibility in VLCC trading. North Sea and West Africa have, in addition to AG, become important cargo areas for VLCCs. This should increase the trading results of VLCCs but may have negative effects for the smaller tanker segments.

A total of 13 VLCCs were delivered in 1998, while 15 have been sold for scrap and two converted for other purposes. It is interesting to observe that scrapping accelerated when the market was weak in the fourth quarter. Ten of the 15 units were scrapped in the fourth quarter, while only three units were delivered. At the end of the year there was a VLCC order book of 87 vessels against a total fleet of 433 vessels.

The negative trend in the Suezmax market also continued into the fourth quarter. A pipeline closure in Nigeria, shutdowns in the North Sea, and interruptions in the Iraqi delivery out from Turkey all had significant negative effects on the Suezmax market. The bulk market remained weak and the Suezmax OBOs have just been trading with oil in the quarter. Two cargoes under the Hadeed contract have been relet to third party tonnage, and generated a modest profit.

A total of 21 Suezmaxes were delivered in 1998, while 15 Suezmaxes have been scrapped in the same period. At the year end there was a Suezmax orderbook of 48 units against a total fleet of 313 vessels. Ten of these vessels on order are dedicated as shuttle tankers and will thereby not compete directly with the existing tonnage.

The fall in newbuilding prices and second hand prices that occurred during the first half of 1998 also remained a feature in the fourth quarter. However, the relative strengthening of the Yen and the Won compared to the US$, which took place in the fourth quarter, has reduced the yards' ability to further lower the prices.

CORPORATE AND OTHER MATTERS

In July and December 1998, the first two of the five VLCC C-class newbuildings (Front Century and Front Champion, respectively) were delivered. In December 1998, Frontline entered into two sale and leaseback transactions with German KGs under which it has sold these two vessels to two German KGs for a gross price of US$81.5 million each. Frontline will take the vessels back on charter in an 8+2+1+1 year deal. The deals also include the option for Frontline to buy back the vessels during the period. The cash released from these transactions has been used to strengthen the Company's working capital and its liquidity position.

In January 1999, the next VLCC C-class newbuilding, the Front Chief, was delivered. Frontline has received committed financing for the next VLCC, Front Commander, scheduled to be delivered in April, while the company is considering different financing alternatives offered for the fifth vessel to be delivered in June 1999, the Front Crown.

The Company's investment in ICB has been recorded in Frontline's balance sheet at closing prices at Stockholm Fondbors on December 31, 1998. ICB has, in their preliminary results for 1998 published February 4, 1999, estimated the value of their shares to be approximately SEK 77 per share. The difference between the real value of the ICB investment and the booked value in Frontline's accounts amounted as of year end to US$41.8 million.

The debt attached to the ICB position has been reduced to US$56.5 million in the first quarter of 1999 and will be reduced further in the second quarter of 1999. Frontline will continue to work for a long-term influence in ICB, but currently does not see a short-term solution to the situation. Frontline has continued to increase its ownership in ICB during the fourth quarter of 1998.

The book equity per Frontline share amounts to US$9.93 per share at year end. It should be noted that a ship by ship valuation of the Frontline fleet would show an undervaluation compared to the booked value of the fleet. However, based on expected cashflows over the remaining life of the assets, the Board has concluded that it is neither necessary nor appropriate to write down the value of the fleet.

Frontline's major shareholder, Hemen Holding Limited, had outstanding as of December 31, 1998, a specific loan provided to Frontline of US$89.0 million. This loan is in the process of being converted to two separate long-term financing facilities. Such facilities will substantially strengthen Frontline's long-term financial position without diluting the equity interest.

In order to make our company even more competitive in the future, the Board has in the first quarter of 1999, initiated a new cost cutting program, which will seek to maximise the economic benefits of the increased fleet. The goal for the program is to cut the overall cost structure by between US$500 and US$750 per ship per day and to reduce the days of technical offhire.

As described in the third quarter report, the Board is working actively with the purpose of strengthening the Company's liquidity. After completion of the two KG financings the Board is satisfied with the Company's current liquidity position. However, in order to be prepared for a potential decline in the market the Board is evaluating the following alternative ways to increase the liquidity further: refinancing of three existing ships; a flattening of the repayment profile of one of the leading syndicates; different alternative lease financing, as well as different alternative debt instruments.

OUTLOOK

The development in the market in 1999 and 2000 will be determined by the following three factors:

1. World economic growth with special focus on the Asian situation;
2.  Amount of scrapping of old tonnage; and
3. Increased AG crude oil production/export as a function of a low oil price.

The Board supports the market consensus that it is highly likely that TCE rates will show a negative development for the latter part of 1999 and 2000 compared to 1998. The main reason for this is the large number of newbuildings being delivered especially within the VLCC segment. However, the Board remains cautiously optimistic about the future. Firm decisions from oil companies like Vela and BP not to accept any ships over 25 years or trading in HBL condition, will accelerate scrapping. Combined with the strong increase of long haul AG - West trades, which has been seen in the last two quarters, there is room for positive surprises.

The development for our tonnage in 1999 has been positive both for VLCCs and Suezmaxes. Based on TCE earnings generated so far in the first quarter of 1999, Frontline expects to be back in a profitable situation for the first quarter of 1999. The results for the remainder of the year will depend on the developments in the three factors described above.

March 8, 1999
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

                     Frontline Group Fourth Quarter Report (unaudited)
1997       1998       1997      1998     Income Statement              1998     1997
July-Sept  July-Sept  Oct-Dec   Oct-Dec  (US$ 1000)                    Jan-Dec  Jan-Dec
                                                                                (audited)
_________  _________  _______   _______  ________________              _______  _________

   62,698   70,415     80,331    61,852  Freight revenues             270,405    259,695
  -12,371  -16,796    -19,661   -16,748  Voyage expenses              -66,545    -62,498
   50,327   53,619     60,670    45,104  Net operating revenues       203,860    197,197
        0        0          0    -1,736  Gain from sale of vessels     -1,514          0
  -11,460  -12,577    -15,503   -14,907  Ship operating expenses      -55,586    -48,076
   -6,946   -3,562     -6,778    -4,159  Charterhire expenses         -14,889    -25,734
   -2,472   -1,360     -1,919    -2,074  Administrative expenses       -7,757    -11,190
                                         Operating profit before
   29,449   36,120     36,470    22,228    depreciation               124,113    112,197
  -15,128  -14,406    -13,270   -13,950  Depreciation                 -51,659    -56,721
                                         Operating profit after
   14,321   21,714     23,200     8,278    depreciation                72,454     55,476
    1,073      329      1,345     1,041  Interest income                2,998      3,126
  -10,332  -16,411    -16,477   -15,351  Interest expense             -59,320    -45,945
        0        0          0         0  Dividends                      5,324          0
                                         Results from associated
    1,143      587      1,169       427    companies                    2,807      4,598
        0    2,164          6       398  Other financial items          2,765        183
    6,205    8,383      9,243    -5,206  Income before taxes           27,028     17,438
       -3      -34        -37        -3  Taxes                            -30        -43
    6,202    8,349      9,206    -5,203  Net profit/loss after tax     26,998     17,395
     0.18     0.18       0.20     -0.11  Earnings per Share (US$)        0.59       0.48
_____________________________________________________________________________________
                                         Income on timecharter basis
                                           (US$ per day per ship)*--
   37,300   34,200     42,500    27,100  VLCC                          31,800     32,700
   23,300   22,200     26,000    17,800  Suezmax                       22,400     24,800
   27,000   18,600     24,600    17,700  OBO                           21,800     25,500


* Basis = Calendar days minus off-hire.  Figures after deduction of broker commission

                                         Balance Sheet                1998     1997
                                         (US$1000)                    Dec 31   Dec 31
                                                                               (unaudited)
                                         _____________                ______   ___________
                                         Assets
                                         Short term
                                         Cash and bank deposits        75,950     86,870
                                         Marketable securities        110,157    187,231
                                         Other current assets          30,439     33,602
                                         Long term
                                         Newbuildings                  75,499     48,474
                                         Vessel and equipment, net  1,078,956    970,590
                                         Associated companies           3,837      3,754
                                         Deferred charges and other
                                           assets                       4,683      2,603
                                         Total assets               1,379,521  1,333,124
                                         Stockholders' equity and
                                           liabilities
                                         Short term
                                         Short term interest bearing
                                            debt                      170,551    247,072
                                         Other current liabilities     27,952     35,757
                                         Long term
                                         Long term interest bearing
                                           debt                       712,470    526,078
                                         Other long term liabilities   10,867      4,933
                                         Stockholders' equity          457,68    519,284
                                         Total stockholders' equity
                                           and liabilities          1,379,521  1,333,124

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                  Frontline Ltd.
                                  __________________________
                                  (Registrant)

Date March 9, 1999      By        /s/ Kate Blankenship
     ___________________          ___________________________
                                  Kate Blankenship
                                  Secretary






































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02089009.AA0